2303 W 41st Ave, Vancouver, BC, V6M 2A3 ELN: TSX.V ELNOF: OTCBB E7Q: Germany Toll free 1.800.667.1870 www.elninoventures.com

El Niño Ventures starts Operations in the (DRC) Congo and the Government of New Brunswick approves 2.5 million dollar Grant for Bathurst New Brunswick

June 11, 2007, Vancouver, BC. – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF;

Frankfurt: E7Q) and GCP Group are pleased to announce the formation of a new company called Infinity Resources SPRL. This new Congolese company is held by El Niño, with a 70 percent interest and GCP Group with a 30 percent interest. Our initial land position is between Lubumbashi and Likasi right in the heart of the (DRC) Copperbelt. Our stated objective is to identify a Copper deposit on this property and move into production.

Moving Forward in the DRC

Our work program in the Congo will commence in the next couple weeks. We will be flying airborne geophysics MAG and EM over our property to specify targets for drilling.  El Niño’s extensive years of experience in the (DRC) will prove helpful, as we move into the exploration phase of our work program we anticipate to begin drilling before the next rainy season.

Bathurst Mining Camp Update

The Government of New Brunswick has approved a 2.5 million dollar grant this week, for this year’s exploration program. This brings our previous announced exploration program from 4.5 million to 5 million dollars. We will start drilling a minimum of 25,000 meters starting in the last week of June. El Niño and Xstrata Zinc are thankful to the Provincial Government of New Brunswick, for their support in our efforts on the Bathurst Mining Camp.

About El Niño Ventures Inc.

El Niño’s growth strategy is to develop our existing projects and continue an aggressive acquisition program to acquire new projects and place them into production. Our first new base metal acquisition in the DRC compliments our aggressive zinc exploration plan for the Bathurst Mining Camp with our partner Xstrata Zinc. In June 2007, our company begins a fully funded $4.5 million dollar exploration program which includes a 25,000 meter drill program which will use a minimum of three drill rigs drilling 24 hours a day for up to nine months. EL Niño is also the owner and operator of the Bancroft Uranium projects. El Niño is currently in its most aggressive acquisition phase of the company’s history.

On Behalf of the Board of Directors, Jean Luc Roy, President	Further information: Tel: + 1.604.685.1870 Toll Free: 1.800.667.1870 Fax: +1.604.685.8045 Email: info@elninoventures.com Or visit www.elninoventures.com

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This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.